Sub-Item 77C

DREYFUS TREASURY PRIME CASH MANAGEMENT

MATTER SUBMITTED TO A VOTE OF SECURITY HOLDERS

     A Special Meeting of Shareholders of Dreyfus Treasury Prime Cash Management (the “Fund”) was held on November 16, 2009. Out of a total of 28,279,480,035.010 shares (“Shares”) entitled to vote at the Meeting, a total of 5,497,104,855.820 shares were represented at the Meeting, in person or by proxy. The meeting was adjourned to December 28, 2009, not having received the required vote of the holders. The breakdown of the vote is as follows:

		Shares

	For	Against	Abstain

1. To approve the amending	4,544,577,524.035	925,984,651.695	26,542,680.090
Fund’s policy regarding
borrowing

2. To approve the Fund’s	4,343,508,100.355	1,126,876,185.865	26,720,569.600
policy regarding lending

3. To permit investment in	4,331,745,553.965	1,136,513,460.585	28,845,841.270
other investment companies

     A Special Meeting of Shareholders of Dreyfus Treasury Prime Cash Management (the “Fund”) was held on December 28, 2009. Out of a total of 28,279,480,035.010 shares (“Shares”) entitled to vote at the Meeting, a total of 7,737,270,639.780 shares were represented at the Meeting, in person or by proxy. The meeting was adjourned to February 12, 2010, not having received the required vote of the holders. The breakdown of the vote is as follows:

		Shares

	For	Against	Abstain

1. To approve the amending	6,155,326,609.860	1,502,545,518.950	79,398,510.970
Fund’s policy regarding
borrowing

2. To approve the Fund’s	5,941,194,812.940	1,718,813,176.940	77,262,649.900
policy regarding lending

3. To permit investment in	5,789,520,047.350	1,867,637,046.020	80,113,546.410
other investment companies